Exhibit 2.4

SUBSCRIPTION AGREEMENT

TO:         The Provisional Directors of

Teleglobe Bermuda Holdings Ltd
(the “Company”)

Teleglobe International Holdings Ltd, (“TIHL”) applies for and requests you to allot to us 28,106,757 common shares of USD$0.01 each, and in payment therefor, to pay the aggregate par value of such shares in the amount of USD$281,067.57 in full to the Company (the “Subscription Cash”).

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We agree to take the said shares subject to the Memorandum of Association, Bye-Laws of the Company and the payment of the Subscription Cash and authorize you to enter the following name and address in the Register of Members of the Company:

Teleglobe International Holdings Ltd

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

/s/ Seth Plattus

For and on behalf of:

Teleglobe International Holdings Ltd

Accepted by Teleglobe Bermuda Holdings Ltd

By:	/s/Lenard Tessler
Name:
Title:
Date: